FILED BY ENTERPRISE PRODUCTS PARTNERS L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) HAS FILED A FORM S-4 REGISTRATION STATEMENT, AS AMENDED, WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) REGARDING ITS PROPOSED MERGER WITH GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”), WHICH REGISTRATION STATEMENT WAS DECLARED EFFECTIVE BY THE SEC ON JUNE 22, 2004. ENTERPRISE AND GULFTERRA HAVE ALSO FILED OTHER RELEVANT DOCUMENTS WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE FORM S-4 REGISTRATION STATEMENT, AS AMENDED, AND OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING ENTERPRISE, GULFTERRA AND THE MERGER.

ON OR ABOUT JUNE 24, 2004, EACH OF ENTERPRISE AND GULFTERRA MAILED A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS TO ITS SECURITY HOLDERS SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE FORM S-4 REGISTRATION STATEMENT, AS AMENDED, AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT ENTERPRISE AND GULFTERRA AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

ENTERPRISE AND GULFTERRA AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN ENTERPRISE’S AND GULFTERRA’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC AND IN THE SCHEDULE 13D FILED BY DAN L. DUNCAN WITH THE SEC, AS AMENDED ON DECEMBER 18, 2003 AND JUNE 2, 2004, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE FORM S-4 REGISTRATION STATEMENT, AS AMENDED, AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS.

        Enterprise is filing an excerpt from its second quarter earnings press release, dated July 26, 2004, which contains a reference to the expected benefits of its proposed merger with GulfTerra.

PRESS RELEASE

The excerpt from the press release is as follows:

        “Our planned merger with GulfTerra and the natural hedge that we believe will exist between the two partnerships with respect to natural gas should mitigate Enterprise’s fuel cost exposure to natural gas prices going forward. The gathering fee that GulfTerra collects on approximately 80 percent of the gas it gathers in the San Juan basin is based on a percentage of natural gas prices. As a result, GulfTerra effectively has a long natural gas position of approximately 70 million cubic feet per day (MMcfd) up to a certain level of natural gas prices and a long position of 40 MMcfd thereafter which economically offsets our net 35 MMcfd requirement for fuel,” said Andras.